Exhibit 99.1

Pharmacosmos Group to Acquire G1 Therapeutics

- Business Combination Expected to Provide Patients with Extensive Stage Small Cell Lung Cancer (ES-SCLC) Optimal Access to G1’s COSELA® (trilaciclib), the First and Only Proactive Multilineage Myeloprotection Agent -

- Pharmacosmos’ Significant Resources and Expertise in Hematology and Supportive Care to Maximize Availability COSELA for Patients with ES-SCLC -

- Transaction Expands and Strengthens Pharmacosmos’ Global Commercial Portfolio -

- G1’s Shareholders to Receive U.S. $7.15 per Share in Cash for a Total Equity Value of

Approximately $405 Million -

RESEARCH TRIANGLE PARK, NC and Holbaek, Denmark, August 7, 2024 – G1 Therapeutics, Inc. (Nasdaq: GTHX), a commercial-stage oncology company focused on delivering next-generation therapies that improve the lives of those affected by cancer, and Pharmacosmos A/S, a leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anemia, today announced that they have entered into a definitive merger agreement under which Pharmacosmos A/S, through its U.S. subsidiary Pharmacosmos Therapeutics Inc., will acquire all outstanding shares of G1 Therapeutics common stock for U.S. $7.15 per share in cash for a total equity value of approximately $405 million, which represents a 68% premium to G1’s closing share price on August 6, 2024 and a 133% premium to G1’s prior 30-day volume weighted average price. The Boards of Directors of the parties have unanimously approved the transaction, which is expected to close late in the third quarter of 2024.

G1’s COSELA is the first and only product approved by the U.S. Food and Drug Administration to decrease the incidence of chemotherapy-induced myelosuppression in adult patients when administered prior to a platinum/etoposide-containing regimen or topotecan-containing regimen for extensive-stage small cell lung cancer (ES-SCLC).

Together, Pharmacosmos and G1 Therapeutics will execute on the shared vision to grow and accelerate the availability of COSELA for all appropriate patients with ES-SCLC. G1 brings a well-established and successful commercial, sales, and medical platform to Pharmacosmos, which has complementary expertise in commercializing hematology and supportive care products, a robust global commercial presence, and significant resources to maximize the penetration of COSELA into the ES-SCLC market. Together, the combined company will be able to optimize the commercial reach to oncologists and expand the availability of COSELA among patients living with ES-SCLC.

“G1 and Pharmacosmos have a shared commitment to people living with cancer; the transaction announced today will enable a more rapid uptake of COSELA into the ES-SCLC market to maximize availability for patients who need this important drug,” said Jack Bailey, Chief Executive Officer of G1 Therapeutics. “Importantly, this acquisition delivers significant value to G1’s stakeholders by providing better and broader access to this important product for the cancer patients we seek to treat and a significant premium to our shareholders. I am proud of all that the G1 team has accomplished over the years, thankful for their great effort, and excited about what’s possible by the combined Pharmacosmos/G1 team as we meet the needs of more cancer patients."

“The acquisition of G1 Therapeutics Inc., its intellectual property, and the addition of COSELA® (trilaciclib) to our portfolio of innovative products is transformative for Pharmacosmos. By combining our existing colleagues with the great team at G1 Therapeutics, we will meaningfully expand our organization serving oncologists in the US. This will enable broader and better access for patients in need of COSELA as well as for our existing FDA approved drug, Monoferric® (ferric derisomaltose)”, said Tobias S. Christensen, President and Chief Executive Officer of Pharmacosmos A/S. “COSELA is a first-in-class product that brings important benefits to patients and fits very nicely together with our lead product Monoferric® (ferric derisomaltose). While Monoferric is available around the World, COSELA is so far only approved in the US and in China. It will be a focus for us to bring this important product to more patients both in US and worldwide to help minimize the number of lung cancer patients suffering from myelosuppression after chemotherapy.

Transaction Terms

Under the terms of the merger agreement, Pharmacosmos has agreed to commence a cash tender offer to acquire all issued and outstanding shares of G1 common stock for US $7.15 per share in cash. The transaction will be fully financed by Pharmacosmos’ existing cash on hand and existing corporate credit facilities.

The closing of the tender offer will be subject to customary conditions, including the tender of shares which represent at least a majority of the total number of G1’s outstanding shares of common stock and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Upon successful completion of the tender offer, Pharmacosmos would acquire all shares not acquired in the tender offer through a second-step merger for the same consideration that the tendering stockholders will receive in the tender offer.

It is anticipated the transaction will close late in the third quarter of 2024. Upon completion of the transaction, G1’s common stock will no longer be publicly listed.

As previously announced, G1 will be releasing its second quarter 2024 financial results and filing its Form 10-Q Quarterly Report tomorrow. However, due to the pending transaction, we will no longer be hosting a conference call at 8:30 am ET, August 8 to review such results.

Advisors

For Pharmacosmos, MTS Health Partners, L.P. is serving as exclusive financial advisor, and Arnold & Porter Kaye Scholer LLP is serving as legal counsel. For G1, Centerview Partners LLC is serving as exclusive financial advisor, and Ropes & Gray LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. are serving as legal counsel.

About COSELA® (trilaciclib) for Injection

COSELA (trilaciclib) was approved by the U.S. Food and Drug Administration on February 12, 2021.

Indication

COSELA® (trilaciclib) is indicated to decrease the incidence of chemotherapy-induced myelosuppression in adult patients when administered prior to a platinum/etoposide-containing regimen or topotecan-containing regimen for extensive-stage small cell lung cancer.

Important Safety Information

COSELA is contraindicated in patients with a history of serious hypersensitivity reactions to trilaciclib.

Warnings and precautions include injection-site reactions (including phlebitis and thrombophlebitis), acute drug hypersensitivity reactions, interstitial lung disease (pneumonitis), and embryo-fetal toxicity.

The most common adverse reactions (>10%) were fatigue, hypocalcemia, hypokalemia, hypophosphatemia, aspartate aminotransferase increased, headache, and pneumonia.

This information is not comprehensive. Please click here for full Prescribing Information. https://www.g1therapeutics.com/cosela/pi/

To report suspected adverse reactions, contact G1 Therapeutics at 1-800-790-G1TX or call FDA at 1-800-FDA-1088 or visit www.fda.gov/medwatch.

About Monoferric (ferric derisomaltose)

Indication

Monoferric (ferric derisomaltose) is indicated for the treatment of iron deficiency anemia (IDA) in adult patients:

•	who have intolerance to oral iron or have had unsatisfactory response to oral iron
•	who have non-hemodialysis dependent chronic kidney disease (NDD-CKD)

Important Safety Information

Monoferric is contraindicated in patients with a history of serious hypersensitivity to Monoferric or any of its components. Reactions have included shock, clinically significant hypotension, loss of consciousness, and/or collapse.

Warnings and precautions include serious hypersensitivity reactions, including anaphylactic-type reactions, some of which have been life-threatening and fatal, have been reported in patients receiving Monoferric. Patients may present with shock, clinically significant hypotension, loss of consciousness, and/or collapse. Monitor patients for signs and symptoms of hypersensitivity during and after Monoferric administration for at least 30 minutes and until clinically stable following completion of the infusion. Only administer Monoferric when personnel and therapies are immediately available for the treatment of serious hypersensitivity reactions. Monoferric is contraindicated in patients with prior serious hypersensitivity reactions to Monoferric or any of its components. In clinical trials in patients with IDA and CKD, serious or severe hypersensitivity were reported in 0.3% (6/2008) of the Monoferric treated subjects. These included 3 events of hypersensitivity in 3 patients; 2 events of infusion-related reactions in 2 patients and 1 event of asthma in one patient.

Excessive therapy with parenteral iron can lead to excess iron storage and possibly iatrogenic hemosiderosis or hemochromatosis. Monitor the hematologic response (hemoglobin and hematocrit) and iron parameters (serum ferritin and transferrin saturation) during parenteral iron therapy. Do not administer Monoferric to patients with iron overload.

Adverse reactions were reported in 8.6% (172/2008) of patients treated with Monoferric. Adverse reactions related to treatment and reported by ≥1% of the treated patients were nausea (1.2%) and rash (1%). Adjudicated serious or severe hypersensitivity reactions were reported in 6/2008 (0.3%) patients in the Monoferric group. Hypophosphatemia (serum phosphate <2.0 mg/dL) was reported in 3.5% of Monoferric-treated patients in Trials 1 & 2.

To report adverse events, please contact Pharmacosmos at 1-888-828-0655. You may also contact the FDA at www.fda.gov/medwatch or 1-800-FDA-1088.

This information is not comprehensive. Please click here for full Prescribing Information.

Pharmacosmos Group

Pharmacosmos A/S, headquartered in Holbaek, Denmark, and founded in 1965, is a highly specialised company focused on carbohydrate chemistry and a global leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anaemia. With companies in the UK, Ireland, Nordics, Germany, the USA, and China, as well as through partners, Pharmacosmos markets its products around the world. With a strong and ongoing commitment to R&D, Pharmacosmos is able to leverage a unique carbohydrate production platform along with deep expertise in the synthesis of iron-carbohydrate complexes. The Pharmacosmos Group has more than 500 employees.

About G1 Therapeutics

G1 Therapeutics, Inc. is a commercial-stage oncology biopharmaceutical company whose mission is to develop and deliver next-generation therapies that improve the lives of those affected by cancer, including the Company’s first commercial product, COSELA® (trilaciclib). G1’s goal is to provide innovative therapeutic advances for people living with cancer. G1 is based in Research Triangle Park, N.C. For additional information, please visit www.g1therapeutics.com and follow us on X (formerly known as Twitter) @G1Therapeutics and LinkedIn.

G1 Therapeutics® and the G1 Therapeutics logo and COSELA® and the COSELA logo are trademarks of G1 Therapeutics, Inc.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of G1 by Pharmacosmos, the expected timetable for completing the transaction, and G1’s future financial or operating performance. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this document are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of G1’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (vii) G1’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) G1’s dependence on the commercial success of COSELA (trilaciclib); (x) the inherent uncertainties associated with developing new products or technologies and operating as commercial stage company; (xi) chemotherapy shortages; and (xii) other risks identified in G1’s SEC filings, including G1’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. G1 cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. G1 disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer referred to in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Pharmacosmos and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Pharmacosmos and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and G1 will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY G1’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to G1’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of G1 by accessing https://investor.g1therapeutics.com/ or by contacting Investor Relations at ir@g1therapeutics.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

G1’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

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Pharmacosmos A/S Contact:

Christian Lundquist Madsen

VP Global Marketing & Communication

+45 5948 5959

clm@pharmacosmos.com

G1 Therapeutics Contacts:

John W. Umstead V

Chief Financial Officer

919-747-8419

jumstead@g1therapeutics.com

Will Roberts

Communications Officer

Vice President, Investor Relations and Corporate Communications

(919) 907-1944

wroberts@g1therapeutics.com